SECURITIE 05038935 ON

RECEIVED MAR 2 2005 SEC MAIL PROCESSING SECTION 213 WASH, D.C.

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SEC FILE NUMBER
~~8-828475~~ 8-28475

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Financial Services Incorporated of Puerto Rico

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AIG Plaza, 9th Floor , 250 Muñoz Rivera Avenue

(No. and Street)

Hato Rey	**Puerto Rico**	**00918**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E.L. Alvey **(201) 352-4382**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

1000 Scotiabank Plaza, 273 Ponce de León Avenue	**Hato Rey**	**PR**	**00917-1989**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, E.L. Alvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

E L Alvey
Signature

Chief Financial Officer
Title

Notary Public

BRUCE VAN ALLEN
Notary Public, State of New York
No. 01VA6064805
Qualified in Nassau County
Commission Expires October 1, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico at and for the year ended December 31, 2004 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

Miguel A. Ferrer
President
UBS Financial Services Incorporated of Puerto Rico

AFFIDAVIT NUMBER 43,467

Sworn and subscribed before me by Miguel A. Ferrer, in his capacity as President of UBS Financial Services Incorporated of Puerto Rico, of legal age, single and resident of Guaynabo, Puerto Rico, of whom I personally know, this 14th day of February, 2005.

Notary Public

JORGE A. MIRANDA
ABOGADO - NOTARIO

STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Incorporated of Puerto Rico
(a subsidiary of UBS Financial Services Inc.)

December 31, 2004
with Report of Independent Registered Public Accounting Firm

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
Hato Rey, Puerto Rico 00917-1989

Phone: (787) 759-8212
Fax: (787) 753-0808
Fax: (787) 753-0813
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
UBS Financial Services Incorporated of Puerto Rico

We have audited the accompanying statement of financial condition of UBS Financial Services Incorporated of Puerto Rico (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 9, 2005

Stamp No. 2004062
affixed to
original of
this report.

UBS Financial Services Incorporated of Puerto Rico
Statement of Financial Condition
December 31, 2004
(in thousands of dollars)

Assets	
Cash and cash equivalents	$ 1,125
Securities and cash segregated and on deposit for federal and other regulations	3,045
Trading assets, at fair value	105,410
Trading assets, pledged to creditors, at fair value	160
Total trading assets	105,570
Securities purchased under agreements to resell	699,018
Receivables:	
Interest	1,255
Brokers and Dealers	1,053
Fees and other	294
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $8,196	7,509
Other assets	9,584
	$ 828,453
Liabilities and stockholder's equity	
Securities sold under agreements to repurchase	$ 299,101
Trading liabilities, at fair value	343
Payables:	
Interest	666
Brokers and dealers	6,180
Other liabilities and accrued expenses	5,350
Accrued compensation and benefits	16,530
Payable to affiliated companies	360,900
	689,070
Subordinated liabilities	27,900
Stockholder's equity	111,483
	$ 828,453

See Notes to Statement of Financial Condition.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

UBS Financial Services Incorporated of Puerto Rico (the "Company") is incorporated in Puerto Rico and is a wholly owned subsidiary of UBS Financial Services Inc. ("UBSFSI"). UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which in turn is a wholly owned subsidiary of UBS AG ("UBS"). The Company has material transactions with its affiliates.

The Company is a registered broker-dealer that engages in the trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Trading Assets and Liabilities

Trading assets and liabilities are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

1. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments

A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics. A derivative financial instrument also includes firm or standby commitments for the purchase of securities. The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's market risk management and trading activities, the Company may enter into a derivative contract to manage the risk arising from other financial instruments or to take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

Derivative instruments held or issued for trading purposes are marked-to-market daily with the resulting unrealized gains and losses recorded on the statement of financial condition in trading assets or liabilities. The fair value of exchange-traded derivatives, such as futures and certain option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors. The Company held no derivative contracts at December 31, 2004.

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally mortgage-backed, municipal, and United States government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

1. Summary of Significant Accounting Policies (continued)

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of the securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements are netted by counterparty on the statement of financial condition.

In the normal course of business, the Company obtains securities under agreements to resell, on terms which permit it to repledge or resell the securities to others. At December 31, 2004, the Company obtained securities with a fair value of $732,528 on such terms, of which $287,666 have been either pledged or otherwise transferred to others in connection with the Company's financing activities.

Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Statements of Financial Accounting Standards No. 109, *Accounting for Income Taxes*.

The Company files income tax returns with the Commonwealth of Puerto Rico.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximate fair value.

(in thousands of dollars except share data)

1. Summary of Significant Accounting Policies (continued)

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities segregated for regulatory purposes, trading assets, resale agreements, and certain receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities including repurchase agreements, certain payables and subordinated liabilities are carried at fair value or contracted amounts approximating fair value.

Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers include amounts due on failed securities transactions.

Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 123 (revised 2004), Share-Based Payment, ("SFAS 123-R") which is a revision of SFAS 123, Accounting for Stock-Based Compensation ("SFAS 123") and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Further, SFAS 123-R introduces the notion of a requisite service period, which indicates that the service period for awards with future vesting may not be defined as a prior period. For the Company, this will result in a change in the expense attribution period for awards.

SFAS 123-R is effective for interim or annual reporting periods beginning after June 15, 2005 with earlier application permitted. The Company will adopt SFAS 123-R effective January 1, 2005 using the modified prospective method. Under the modified prospective method, SFAS 123-R applies to new awards that are granted, modified or settled after SFAS 123-R is adopted. Compensation cost for prior awards shall be based on the grant date fair value and expense attribution method used for recognition or disclosure purposes under SFAS 123. Prior periods will not be restated.

(in thousands of dollars except share data)

1. Summary of Significant Accounting Policies (continued)

The Company recognizes the fair value of share awards granted as part of annual bonuses in the year of corresponding performance, aligning with the revenue produced. As such, share awards granted as part of annual bonuses, including those issued in 2005 as part of the 2004 performance year have been fully attributed to prior periods. Upon adoption of SFAS 123-R, the Company will recognize expense on stock option and certain share awards. These awards will be recognized over the requisite service period as newly defined in SFAS 123-R, which is expected to result in a gradual increase of compensation expense over the next several years as these awards move through their vesting periods. Therefore, compensation expense recognized under SFAS 123-R is expected to decrease in 2005 due to the change in the expense attribution period for bonus awards.

2. Trading Assets

At December 31, 2004, trading assets (including those pledged to creditors) and liabilities recorded at fair value, consisted of the following:

Trading Assets:	
Equities	$ 99,243
Puerto Rico municipal obligations	4,915
Mortgage-backed securities	497
U.S. government obligations	424
Debt	491
	$ 105,570
Trading Liabilities:	
Equities	$ 147
Mortgage-backed securities	165
U.S. government obligations	27
Debt	4
	$ 343

Trading assets pledged to creditors, included in the Statement of Financial Condition, represent proprietary positions, which have been pledged as collateral to counterparties on terms, that permit the counterparties to sell or repledge the securities to others.

2. Trading Assets (continued)

A majority of the equities included in trading assets represent holdings of preferred shares of Puerto Rico-based mutual funds, which have been underwritten by the Company.

Trading liabilities represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off balance sheet risk as the Company's ultimate obligation to satisfy the sale of trading liabilities may exceed the amount reflected in the statement of financial condition.

3. Related Party Transactions

The Company meets its short term financing needs by borrowing from UBSFSI. Also, in the normal course of business, the Company enters into securities transactions with UBSFSI and other affiliates. At December 31, 2004, the Company had resale agreements of $368,268 with mutual funds co-managed by an affiliate.

UBSFSI provides various administrative and operational services to the Company. The Company is charged interest on a portion of its payables to affiliates based on the federal funds rate or the London Interbank Offered Rate ("LIBOR").

UBSFSI guarantees the commitments and obligations of the Company for which there is no charge.

Retail clients of the Company are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSI pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

4. Subordinated Liabilities

Under the terms of the Subordinated Term Note (the "Note") between the Company and UBSFSI, the Company was obligated to UBSFSI for $2,900 due on October 31, 2005. The maturity date is automatically extended for one year unless the Board of Directors of UBSFSI votes not to renew this loan. The Note bears interest based on the federal funds rate or LIBOR.

Under the terms of the Junior Subordinated Revolving Credit Agreement between the Company and UBSFSI, UBSFSI has agreed to make revolving credit loans to the Company up to a maximum of $75,000 from time to time until April 17, 2006. At December 31, 2004, there was $25,000 outstanding under this credit facility. Interest on borrowings under the terms of the revolving credit facility is calculated at a rate based on LIBOR.

The Note and Junior Subordinated borrowings are subordinated to claims of general creditors, are covered by agreements approved by the New York Stock Exchange, Inc. ("NYSE"), and are included as regulatory capital by the Company for the purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Risk Management

Financial instrument transactions involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instrument. The Company has a variety of methods to monitor its market risk profile. The senior management of the Company is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies on a daily basis. The Company also utilizes the independent risk control group of UBSFSI which aids in setting and monitoring risk management and control policies of the Company, including monitoring adherence to established limits, performing market risk modeling, and reviewing trading positions and hedging strategies.

5. Risk Management (continued)

Credit Risk in Proprietary and Client Transactions

Counterparties to the Company's proprietary trading, hedging, financing and arbitrage activities are primarily financial institutions including brokers and dealers, banks, and institutional clients. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Receivables and payables with brokers and dealers and resale and repurchase agreements are generally collateralized by cash, mortgage-backed, municipal, United States government and agency securities. The market value of the initial collateral received approximates or is greater than the contract value. Additional collateral is requested when considered necessary.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2004 were settled without adverse effect on the Company's statement of financial condition.

Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on- or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company engages in underwriting and other financing activities primarily with municipalities and other financial institutions. These activities could result in concentrations of credit risk with a particular counterparty, or group of counterparties operating in a particular geographic area or engaged in business in a particular industry. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

The Company's most significant industry concentration, which arises within its normal course of business activities, is with financial institutions including banks, brokers and dealers, and mutual funds.

5. Risk Management (continued)

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an effective internal control environment which incorporates various control mechanisms. The internal control environment includes various oversight functions, such as Audit, Controllers, Legal and Compliance. Certain of these functions are performed by affiliates on the Company's behalf.

6. Commitments and Contingencies

The Company has been named as a defendant in certain legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

7. Stockholder's Equity

There are 10,000 shares authorized, 1,000 issued and outstanding of $1 par value common stock. Also, included as a direct increase to stockholder's equity is the tax benefit resulting from the exercise and vesting of employee's UBS stock options and restricted stock.

8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $250. As of December 31, 2004, the Company's net capital, as defined, was $79,458, which exceeded the minimum net capital requirement by $77,637.

Dividend payments, equity withdrawals, and advances to UBSFSI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

9. Employee Incentive Awards

Employees of Company are covered under UBS's various Stock Option and Award Plans, which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards. Officers and other key employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). These awards are mandatory deferrals from the employee's year-end incentive bonus that are above a certain level and are expensed up front in the performance year. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over three or ten years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the prescribed restriction period.

10. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the "Plan") of UBS Financial Services Inc., which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS Financial Services Inc. also provides certain life insurance and health care benefits to employees of the Company.

11. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

For financial reporting purposes, deferred tax assets are included in other assets in the statement of financial condition and are reflected without reduction for a valuation allowance. The deferred tax asset of $2,478 is primarily due to net operating loss carryforwards that will expire in 2011.

The effective tax rate of the Company differs from the statutory Puerto Rico rate of 39% primarily due to permanent differences related to tax-exempt income that in Puerto Rico.